Filed by Genus, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Genus, Inc.
Commission File No.: 000-17139

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Filed by Genus, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Genus, Inc.
Commission File No.: 000-17139

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AIXTRON

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TRANSACTION ROADSHOW
02 July, 2004

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Information About This Transaction

AIXTRON plans to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission, or SEC, which will include a prospectus of AIXTRON and a proxy statement of Genus. Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information.  The proxy statement/prospectus will be filed with the SEC by AIXTRON. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by AIXTRON and Genus with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from AIXTRON or Genus by directing a request to AIXTRON Investor Relations at Kackertstr.15-17, 52072 Aachen, +39 241 8909 444 or Genus Investor Relations at 1139 Karlstad Drive, Sunnyvale, California 94089, telephone (408) 747-7120.

Participants in this Transaction

Aixtron and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger.  Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Aixtron and Genus described herein.

Genus and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger.  Information regarding the special interests of these directors and executive officers in the merger transaction described herein will be included in the proxy statement/prospectus of Aixtron and Genus described herein.  Additional information regarding these directors and executive officers is also included in Genus’ proxy statement for its 2004 Annual Meeting of Shareholders, which was filed with the U.S. Securities and Exchange Commission on or about April 28, 2004.  This document is available free of charge at the U.S. Securities and Exchange Commission’s web site at www.sec.gov and from Genus by contacting Genus Investor Relations at 1139 Karlstad Drive, Sunnyvale, California 94089, telephone  (408) 747-7120.

Forward Looking Information

This presentation may contain forward-looking statements about the financial conditions, results of operations and earnings outlook of Aixtron AG and Genus, Inc. within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” and “estimates,” and variations of these words and similar expressions, identify these forward-looking statements.  These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.  Therefore, actual outcomes and results may differ materially from what is expressed herein.  For example, if either of the companies do not receive required shareholder approvals or fail to satisfy other conditions to closing, the transaction will not be consummated.  In any forward-looking statement in which Aixtron or Genus expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished.  Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by the companies; the extent to which MOCVD and ALD technology is demanded by the market place; the actual number of customer orders received by the companies; the timing of final acceptance of products by customers; the financial climate and accessibility of financing, general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; delays in developing and commercializing new products; general economic conditions being less favorable than expected; the risk that the Aixtron and Genus businesses will not be integrated successfully; costs related to the proposed merger; failure of the Aixtron or Genus shareholders to approve the proposed merger or the failure of other conditions to the proposed merger to be satisfied; and other factors, including those set forth in Genus’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for its most recent fiscal year and its most recent Quarterly Report on Form 10-Q, particularly in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K.  The forward-looking statements contained in this news release are made as of the date hereof and Aixtron and Genus do not assume any obligation to (and expressly disclaim any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements.  Any reference to the Internet website of Aixtron or Genus is not an incorporation by reference of such information in this presentation, and you should not interpret such a reference as an incorporation by reference of such information.

AGENDA

•                  Transaction Overview

•                  AIXTRON Company Profile

•      GENUS Company Profile

•      Products / Markets / Customers

•                  Financial Summary

•                  Summary of Transaction Benefits

AIXTRON
Transaction Overview

Transaction Highlights

•                AIXTRON to acquire Genus in stock-for-stock transaction

Exchange ratio of 0.510 AIXTRON ADRs for one Genus share

Implied per share value of $3.61, implied value of $143.2 MM

Premium of 6% over Genus closing price at July 1

Premium of 16% over 30 day average prices of both companies

GENUS shareholders to own 26.2% of combined group

•                AIXTRON and Genus to create a world leading position in “nano” deposition technologies

Accelerate next-generation entry and expand customer footprint

Combined revenues of €142 million ($160 MM) pro-forma for 2003

•                AIXTRON to list ADRs (American Depository Receipts) on NASDAQ

•                Paul Hyland CEO of combined group, Bill Elder to join AIXTRON Management Board

•                Transaction requires approval of shareholders of AIXTRON and Genus

•                Planned completion in Q4 of 2004

Transaction Rationale

•                Create a leading player in advanced “nano” deposition technologies

•                Unique key enabling technology partnership in Silicon/Compound convergence arena

•                Extend leadership in and accelerate entry into multiple attractive growth markets driven by next-generation of consumer and wireless products

•                Establish comprehensive, broad product portfolio and compelling technology roadmap

•                Increase scale with broader strategic customer base and global presence

•                Combine world class engineering teams

•                Consolidate financial strengths

AIXTRON
Company Profile

AIXTRON – Empowering the Material Revolution

•                Leading equipment supplier to the compound semi industry

#1 in MOCVD ~ global market share in excess of 60%

•                  Well diversified product and customer portfolio

AIXTRON equipment used for LED, high-yield solar cells and special laser diodes

More than 200 corporate and research institution customers globally

Direct presence in all European, US and Asian markets

•                  Strong financial performance

Revenues of €91 MM ($103 MM) in 2003, 40% expected top-line growth for 2004

Strong order back-log with visibility into 2005

5 consecutive quarters of growth in order intake and order backlog

Gross margins historically and for Q1 2004 of >35%

Multipurpose Equipment: MOCVD

[GRAPHIC]

AIXTRON is Active in High Growth Product Areas

AIXTRON

[GRAPHIC]

Product Area	LED lighting, signaling, outdoor giant screen	Telecom/ Datacom fiber optics wireless	Consumer/ Optoelectronics CD, DVD Laserprinter	Silicon & Display SiC electronics (Schottky diodes, wireless) SiGe/ Strained Si functional integration electronics, photonics Ferro-/ Dielectrics 8Gbit DRAM smartcard OLED display, screen

2003 Revenues	€67 MM 74%	€6 MM 7%	€13 MM 14%	€5 MM 5%

2003 Order Intake	€58 MM 74%	€5 MM 6%	€3 MM 4%	€13 MM 16%

Device Market Growth Profile	24% CAGR between 2002 and 2006	251% CAGR between 2004 and 2007 for GaN, 85% CAGR until 2006 for automotive radar	217% CAGR between 2003 and 2005 for GaN, 405 mm laser diodes	Significant growth and revenue diversification expected from 2005 onwards

Estimated equipment market sizes & development for main target segments

$ MM

[CHART]

Global Market Shares, MOCVD Equipment

(%)

[CHART]

Emcore’s MOCVD equipment business acquired by Veeco (Nov 3, 2003)	VLSI RESEARCH Inc. 2004

Industrial Customer Base

LED	Datacom, Opto/Consumer electronics
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Oxides, OLEDs, others
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The Network of AIXcellence

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The “Network of Knowledge”

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AIXTRON Core Strategies

•                  Maintain a pure play in core competency:

Deposition technology engineering delivering customized system solutions for compound semiconductor & complex materials

•                  Technology & market leadership:

Continuous improvement of technology and market position

•                  Diversification of target applications:

Leverage AIXTRON technology for new materials and new sectors creating additional growth potential

•                  Market positioning:

Enabling technology partner in emerging markets

•                  Equity strength:

Maintain a strong Balance Sheet, Minimize risk and create value for our stakeholders

[LOGO]

Company Profile

Genus Highlights

•                  Leading provider of next-generation atomic layer deposition (ALD) equipment to semiconductor and data storage markets

•                  ALD is a key enabling technology for high performance semiconductors and next generation TFH products

•                  Large market opportunity

•                  Moving towards $1 billion market after 2008

•                  4 of 5 largest Thin Film Head manufacturers

•                  3 out of 4 largest DRAM manufacturers

•                  Experienced management, history of innovation and execution

•                  100,000 sq. ft. facility with annual production capacity of $250 MM

•                  Revenue $57 MM in 2003

•                  Revenue growth of over 40% in 2003

Genus’ targeted markets

SEMICONDUCTOR MARKETS

[GRAPHIC]

NON SEMICONDUCTOR MARKETS

Genus Positioning

Products and Market Position

Semiconductor

•                  ALD

•                  Capacitor = Critical for DRAM productivity improvements

•                  Gate Stack/Flash = Next generation industry logic requirements

•                  CVD

•                  More than 200 process modules designed into mass production at Samsung

•                  Genus is sole source to Samsung for word and bit line applications

•                  Designated “World’s Best” CVD system at 300mm by Samsung

Non-Semiconductor

•                  Thin Film Heads - ALD in production

•                  Flat Panel Display

•                  Inkjet Printing Devices

•                  MEMS (micro-electromechanical systems)

•                  Photomasks (initial system sold to University of Albany – Sematech North)

Capacitor/ Non Semiconductor/ Gate

•                  Total Served Markets: $49.5 MM (VLSI Data)

•                  Genus Market Penetration: $21.6 MM

[CHART]

ALD Market Opportunity

US$ millions

•                  ALD is a key enabling technology for high performance semiconductors

•                  Large Market opportunity

•                  Moving towards $1 billion market after 2008

•                  Rapidly growing, with a 67% CAGR from 2003-2008

[CHART]

Source: VLSI Research 2004

AIXTRON - GENUS

Products/ Markets/ Customers

Faster + Better + Cheaper = Scaling

[CHART]

Critical Driver for Scaling

ITRS Shrink Roadmap

[CHART]

•                  The unique factor that has made the semiconductor industry successful: “Decreases in geometry size have provided improved functionality at a reduced cost”

•                  However, traditional scaling is starting to be effected by fundamental limits of the materials constituting the building blocks of the planar CMOS process

Where are Today’s ‘Nano Challenges’?

Year of Production:	1999	2002	2005	2008	2011	2014
DRAM Half-Pitch [nm]:	180	130	100	70	50	35
Overlay Accuracy [nm]:	65	45	35	25	20	15
MPU Gate Length [nm]:	140	85-90	65	45	30-32	20-22
CD Control [nm]:	14	9	6	4	3	2
Tox (equivalent) [nm]:	1.9-2.5	1.5-1.9	1.0-1.5	0.8-1.2	0.6-0.8	0.5-0.6
Junction Depth [nm]:	42-70	25-43	20-33	16-26	11-19	8-13
Metal Cladding [nm]:	17	13	10	0	0	0
Inter-Metal Dielectric K:	3.5-4.0	2.7-3.5	1.6-2.2	1.5	<1.5	<1.5

These challenges require substantial ‘Material Engineering’ solutions

ITRS, Intel 2002

Intel’s View of the Strained Silicon & High-k
Introduction

Already emerging in marketplace

Process Name	P856	P858	Px60	P1262	P1264	P1266	P1268	P1270
1st Production	1997	1999	2001	2003	2005	2007	2009	2011
Process Generation	0.25μm	0.18μm	0.13μm	90 nm	65 nm	45 nm	32 nm	22 nm
Wafer Size (mm)	200	200	200/300	300	300	300	300	300
Inter-connect	Al	Al	Cu	Cu	Cu	Cu	Cu	?
Channel	Si	Si	Si	Strained Si	Strained Si	Strained Si	Strained Si	Strained Si
Gate dielectric	SiO2	SiO2	SiO2	SiO2	SiO2	High-k	High-k	High-k
Gate electrode	Poly-silicon	Poly-silicon	Poly-silicon	Poly-silicon	Poly-silicon	Metal	Metal	Metal

	Introduction targeted at this time					Subject to change

Intel found a solution for High-k and metal gate

Source: Intel 2003

Convergence of Silicon/ Compound Semi

Strained Si*		GaN

SiGe/Ge	[GRAPHIC]	Transition layer

Si wafer		Si wafer

•                  Driven by needs and growth of consumer electronics

•                  Increase the performance of Silicon (IT Chips)

•                  Functional integration: digital, wireless and photonics on one chip

•                  performance of III-V with Si cost and infrastructure

Opportunity Window for Entry

Production Ramp-Up Model and Technology Node

[CHART]

Overview of Market Segments Addressed Before and After the Merger

AIXTRON’s current market penetration
Genus’ current market penetration
Potential upside markets

[GRAPHIC]

Others: TFH magnetic heads, Pin-hole free OLED encapsulation layer, RF capacitors…

Strength of New Entity

•                  Leading supplier of enabling technology

•                  Uniquely positioned to enable scalability requirements for semiconductor industry

•                  Core strengths in material knowledge and nanoscale semiconductor processes

•                  Multiple markets provide stable growth platform

•                  Comprehensive, very competitive product portfolio in deposition equipment

•                  Broad customer base seeking stronger, fewer suppliers with ability to partner strategically/ align roadmaps

•                  Enhanced critical mass allowing a deeper customer penetration and continued investment in new products

•                  More than 20 years successful track record of complex material deposition on an atomic level and more than 60 years collective experience (AIXTRON, Genus, Thomas Swan)

Customer Impact

•                  Customers seeking fewer, broader, independent suppliers with strong technology portfolios and financial strength to strategically align product roadmaps

•                  Combined companies will provide customers with a comprehensive product portfolio and compelling, synergistic technology roadmap

•                  Combination would allow increased and/or accelerated penetration of key accounts

•                  Increased scale would allow for continued investment in new technologies aligned to strategic customer needs

Integration Plan

Aixtron can build on a successful track record of previous transaction integrations: Thomas Swan and Epigress

[CHART]

Product Portfolio

Compound
Markets	Semiconductors	Silicon	Flat Panel Displays	HDD & MEMS

Products

		ALD: StrataGem		ALD: StrataGem

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		[GRAPHIC]		[GRAPHIC]
[LOGO]		ALD		[GRAPHIC]
CVD: Lynx
		[GRAPHIC]		ALD: StrataGem

Products

	MOCVD: G3, CCS	AVD: Tricent®	OVPD: Gen 1, 2
	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]
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	SiC CVD	CVD:SiGe Tricent®
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Near Term Product Strategy - Integration of TriJet® into Existing ALD StrataGem® Process Modules

[GRAPHIC]	+	[GRAPHIC]	=	•	Combination of unique TriJet® source delivery system with G’s ALD, RAD and TMF single wafer expertise enables:
				•	Faster switching cycles with higher doses and therefore higher throughput and lower CoO.

Increasing market share in Genus’ existing markets targeted in near term (12 months prospective)

Concept of New, Flexible Gate Stack and High-k Platform: Tricent® + Lynx® = TriLynx®

[GRAPHIC]	•	Combination of unique AVD, ALD & RTP technology with well proven 300 mm cluster platform
	•	Handler compatibility (Brooks) available
	•	Accelerating time to market introduction of AVD, ALD-based production platform
	•	Large technological and engineering synergies expected

Capital Investment Budget in 2004 of top 20 IDM’s

2004 Rank	Company	Head quarters	2003	2004	04/03 % Change
			($M)	($M Budget)
1	Samsung	South Korea	3,550	4,100	15%
2	Intel	U.S.	3,650	3,800	4%
3	UMC Group	Taiwan	739	2,120	187%
4	TSMC	Taiwan	1,080	2,000	85%
5	SMIC	China	492	1,950	296%
6	ST	Europe	1,221	1,600	31%
7	Infineon	Europe	886	1,585	79%
6	Sony	Japan	1,200	1,520	27%
9	AMD	U.S.	586	1,500	156%
10	Micron	U.S.	1,075	1,450	35%
11	Toshiba	Japan	1,050	1,430	36%
12	Renesas	Japan	800	1,400	75%
13	TI	U.S.	800	1,300	63%
14	Matsushita	Japan	500	1,230	146%
16	NEC	Japan	850	1,200	41%
16	Nanya	Taiwan	600	1,140	90%
17	Hynix	South Korea	600	1,100	83%
18	IBM	U.S.	850	925	9%
19	Grace	China	575	800	39%
20	Philips	Europe	343	730	113%

Existing Genus silicon customers

Existing Aixtron Silicon Customers

Aixtron/ Genus non-silicon customers / collaboration partners

Sources: IC Insights, Company Reports

AIXTRON

Financial Summary

Pro-forma Combined Revenues by Application %

Aixtron pre-transaction 2002

[CHART]

Total Revenues €151 MM ($142 MM)

Aixtron pre-transaction 2003

[CHART]

Total Revenues €91 MM ($103 MM)

PF-combined 2002

[CHART]

Total Revenues €193 MM ($182 MM)

PF-combined 2003

[CHART]

Total Revenues €142 MM ($160 MM)

Pro-forma Combined Group Balance Sheet

€ million

31/12/2003

Assets

	€ MM	$ MM
Cash and Equivalents	78.3	98.7
Other current assets	68.5	86.4

Fixed and other long-term assets	75.0	94.7
Total Assets	221.8	279.8
Total Liabilities	51.6	65.1
of which Financial Liabilities	4.6	5.8

Total Net Assets	170.2	214.7

Shareholders’ equity	170.2	214.7

Equity ratio	76.7%	76.7%

Synergy Assessment

“True” Cost Savings

•                  Mainly from overlap in existing reps offices, e.g. in Korea or Japan

Cost Avoidance Benefits

•                  AIXTRON avoids market entry costs through Genus’ existing access to customers in these markets

•                  Use of Genus’ existing sales force

•                  More efficient access to new customers through existing Genus contacts

•                  Cost avoidance in R&D

•                  Joint R&D development programs

•                  Reduced requirement to hire and train R&D staff

Revenue Synergies

•                  Development of new hybrid technology through combination of ALD and AVD

•                  Better access to enlarged customer base (e.g. Samsung, Infineon)

•                  Greater and earlier adoption of ALD and hybrid technology as strengthened group

•                  Efficiency gains and scaling effect

•                  Improved purchasing power resulting in reduced material costs

•                  More efficient production through higher utilization rates

Transforming Transaction

•                  Aixtron will acquire a US listing as part of this transaction

Selected Semiconductor Equipment Vendors

[CHART]

AIXTRON

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Summary of Transaction Benefits

Summary of Main Transaction Benefits

•                  Creates a leading player in advanced “nano” deposition technologies

•                  Credible ‘critical mass’ necessary to attract large key customers

•                  Establishes comprehensive, broad product portfolio and compelling technology roadmap

•                  Will lead to unique combined technology and advantage over competitive products, potentially increasing market shares

•                  Accelerates entry and extended leadership in multiple attractive growth markets driven by next generation of consumer products

•                  Reduces ‘time to market’ and adds knowledge to AIXTRON’s Silicon Business Unit, allowing the business to accelerate and capitalize on the investments already made

•                  Increases scale with broader strategic customer base and global presence

•                  AIXTRON’s supply chain, thereby, mitigate AIXTRON’s exposure to €/US$ currency

•                  Results in strong financial position